Exhibit 3.1

Delaware
The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF “EXODUS MOVEMENT, INC.”, FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF FEBRUARY, A.D. 2021, AT 4:22 O`CLOCK P.M.

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

EXODUS MOVEMENT, INC.

Exodus Movement, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company’’), certifies that:

1.	The name of the Company is Exodus Movement, Inc. The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 25, 2016.

2.
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Company in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3.
Article IV of the Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on August 27, 2020, is hereby amended and restated in its entirety to read in its entirety as follows:

The total number of shares of capital stock the Company has authority to issue is (i) 60,000,000 shares of Common Stock, par value $0.000001 per share (“Common Stock’’), divided into two series, consisting of (a) 32,500,000 shares denominated “Class A Common Stock” and (b) 27,500,000 shares denominated “Class B Common Stock” and (ii) 5,000,000 shares of Preferred Stock, par value $0.000001 per share (“Preferred Stock”).

Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each outstanding share of Common Stock shall be subdivided, exchanged and split into two shares of Common Stock (the “Forward Split’’). The Forward Split shall occur automatically without any further action by the Company or by the holders of the shares affected thereby and whether or not the certificates representing such shares immediately prior to the Effective Time (the “Old Certificates’’) are surrendered to the Company. The Forward Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Company. The Forward Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and subdivision. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Company. Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and exchanged, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Company.”

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IN WITNESS WHEREOF, Exodus Movement, Inc. has caused this Certificate of Amendment to the Amended and Restated Certifcate of Incorporation to be signed by Jon Paul Richardson, a duly authorized officer of the Company on February 24, 2021.

Jon Paul Richardson Chief Executive Officer